UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF nº 06.057.223/0001-71

NIRE 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. ("Company"), in compliance with the pursuant to Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44 of August 23, 2021, as amended, and Law No. 6,404 of December 15, 1976, as amended, hereby informs its shareholders and the market that the Company's Board of Directors approved at a meeting held on this date, the 11th (eleventh) issuance of the Company's simple debentures, not convertible into shares, unsecured, in a single series, with maturity in five (5) years and unit nominal value of one thousand reais (R$1,000.00), totaling the total amount of two billion eight hundred million reais (R$2,800,000,000.00) ("Debentures" and "Issuance", respectively) pursuant to the “Instrumento Particular de Escritura da 11ª (Décima Primeira) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Série Única, para Distribuição Pública, sob o Rito de Registro Automático, da Sendas Distribuidora S.A.” entered into, on this date, between the Company and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, in its capacity as fiduciary agent representing the holders of the Debentures ("Indenture").

The Debentures will be subject to public distribution under the automatic distribution registration procedure, under the intermediation of institutions that are part of the securities distribution system, pursuant to CVM Resolution No. 160, of July 13, 2022, as amended (“Offering”).

Remunerative interest will be charged on the Nominal Unitary Value or the balance of the Nominal Unitary Value of the Debentures, corresponding to the accumulated variation of 100% of the average daily rates of the DI – Depósito Interfinanceiro, “over extra-group”, expressed as a percentage per year, based on two hundred and fifty-two (252) business days, calculated and disclosed daily by B3 S.A. – Brasil, Bolsa, Balcão (“B3”), plus a spread of 1.25% per year, based on two hundred and fifty-two (252) business days.

The net proceeds raised through the Offering will be used by the Company for liability management, including the prepayment, upon notice of redemption to be carried out within 3 (three) Business Days of the financial settlement of the Offering, of all promissory notes arising out from the 2nd series of the Company's 2nd issuance, issued on August 27, 2021, with asset code NC00210038W, as well as the integrity of the 1st series of the Company's 2nd issuance of debentures, issued on May 20, 2021, with asset code ASAI12, which must be prepaid by October 21, 2024. Possible value remainder will be used for general purposes.

The Board of Directors Meeting Minutes that approved the terms and conditions of the Issuance, as well as other information about the Issuance and the Offering can be obtained in the Indenture and in the Notice to the Market of the Offering, available for consultation on the Company's investor relations website (https://ri.assai.com.br/) and on the websites of CVM (https://cvm.gov.br) and B3 (https://b3.com.br).

This Material Fact is for informational purposes only, under the terms of the regulations in force, and does not constitute and should not be interpreted as any effort to sell the Debentures.

The Company will keep its shareholders and the market in general informed about the existence of new material developments related to this Issuance.

Rio de Janeiro, September 10th, 2024.

_________________________

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.